

July 1, 2011

Via E-mail
Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota

Re: INREIT Real Estate Investment Trust
Amendment No. 2 to Form 10-12G
Filed June 15, 2011
File No. 000-54295

Dear Mr. Regan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in responding to our letter dated June 3, 2011 you have not provided a written statement from the company acknowledging the representations in the bullet points at the bottom of the letter. We therefore reissue comment 1 of our letter dated May 9, 2011. Please note that response letters must be signed by the Company and must include the representations in the bullet points at the bottom of the letter.

Item 3. Properties, page 71

Acquisitions and Dispositions, page 77

2.   We note your response to comment 3 of our letter dated June 3, 2011 in which you have revised your disclosure to indicate that the projected NOI calculation for commercial properties is based 100% on leases that are or will be in place prior to acquiring the

property. With respect to your multifamily properties, please revise to clarify what percentage of your NOI is based on in-place leases at the time you acquired the property or describe any other material assumptions you use.

Financial Statements

Notes to Consolidated Financial Statements

General

3.   We note your disclosure on page 33 that certain sales of your common shares did not qualify for a valid exemption under the 1933 Act. You also state that regulatory actions and/or proceedings could be commenced against you and you could be required to conduct a rescission offer regarding certain prior sales.. Please revise your financial statements to comply with the requirements of ASC 450-20 for loss contingencies related to these matters.

4.   Please clarify if your CODM receives any NOI performance information on a property basis. Also, provide us with an example of a Summary Sheet as detailed in your response. We continue to question your conclusion regarding your segments since your CODM receives quarterly information at the asset class level that is produced by an aggregation of individual property data.

Note 5 – Notes Receivable, page 16

5.   Please specifically address how you assessed the adequacy of the buyer's continuing investment. Based on the contractual payment terms, it does not appear that the sale met the continuing investment criterion. Please provide us with your analysis under ASC 360-20-40-19. Also, advise us of the consequences if the buyer is unable to reach stabilization; tell us if the buyer is able to return the property.

Note 17 – Related Party Transactions, page 28

6.   Please expand your disclosure to discuss your basis for the allocation of 50% of the acquisition fee to financing costs. In particular, tell us how you considered the amount of the financing obtained for each acquisition. For example, explain how the acquisition fee is allocated for acquisitions that require no or less than 100% financing.

7.   Please confirm that the costs capitalized for the successful completion of construction projects in 2009 and 2010 were incremental costs. Please also revise the disclosure of your advisor's compensation on page 94 to include a description of this fee including how it is calculated.

Note 21 – Business Combinations and Disposals, page 33

8.   Please further expand your disclosure to discuss how your Board of Directors determined the fair value of the units issued. Describe the valuation technique and the inputs relied upon in the valuations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Joy Newborg
        Winthrop & Weinstine, P.A.
        Via E-mail